Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
Results of voting at 2009 Randgold Resources Annual General Meeting
5 May 2009
The annual general meeting of Randgold Resources was held on 5 May 2009.
The final proxy voting figures are shown below.

ORDINARY RESOLUTIONS	FOR	AGAINST	ABSTENTIONS
1 Receipt of reports and financial statements (Resolution 1)	68,835,171	338,460	62,010
RESOLUTION CARRIED
2 Election of Christopher l. Coleman as a director (Resolution 2)	69,149,974	29,223	56,444
RESOLUTION CARRIED
3 Election of Jon Walden as a director (Resolution 3)	69,153,530	26,330	55,781
RESOLUTION CARRIED
4 Adoption of the Report of the Remuneration Committee (Resolution 4)	50,663,987	16,778,884	1,792,770
RESOLUTION CARRIED
5 Approve fees payable to directors (Resolution 5)	66,575,237	1,577,288	1,083,116
RESOLUTION CARRIED
6 Re-appoint BDO Stoy Hayward LLP as auditors of the company (Resolution 6)	69,170,368	16,447	48,826
RESOLUTION CARRIED
Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com